UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __)*

KINGSWAY FINANCIAL SERVICES INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

496904202
(CUSIP Number)

John T. Fitzgerald c/o Kingsway Financial Services Inc. 150 Pierce Road, Suite 600 Itasca, IL 60143 (847) 871-6408
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however, see the Notes).

CUSIP No. 496904202	SCHEDULE 13D	Page 2 of 5

1	NAME OF REPORTING PERSON OR

John T. Fitzgerald
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
SC, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,439,190

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,439,190

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,439,190

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.3%

14	TYPE OF REPORTING PERSON
IN

CUSIP No. 496904202	SCHEDULE 13D	Page 3 of 5

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, $0.01 par value per share (the “Common Stock”), of Kingsway Financial Services Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 150 Pierce Road, Suite 600, Itasca, Illinois 60143.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed by John T. Fitzgerald (the “Reporting Person”).

(b) The principal business address for the Reporting Person is c/o Kingsway Financial Services Inc. 150 Pierce Road, Suite 600, Itasca, Illinois 60143.

(c) The Reporting Person serves as the Issuer’s Chief Executive Officer, President and Director.

(d), (e) During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person has acquired the shares of Common Stock beneficially owned by him for cash using personal funds or as compensation for serving as an executive officer and a director of the Issuer.

Item 4.	Purpose of Transaction

The Reporting Person holds the shares of Common Stock reported in this Schedule 13D for general investment purposes and retains the right to change his investment intent. The Reporting Person may acquire additional shares of Common Stock for cash or as compensation, may otherwise acquire or dispose of Common Stock in the future, or may engage in discussions with the Issuer concerning investments in the Issuer. Other than as described herein, the Reporting Person has no current plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) The Reporting Person beneficially owns 1,439,190 shares of Common Stock of the Issuer. Of these 1,439,190 shares of Common Stock, 800,000 are restricted shares that vest equally in 100,000 share tranches every September 5, until 2028. The Reporting Person is entitled to dividend, voting and other ownership rights of a stockholder with respect to these 800,000 restricted shares. The Reporting Person does not own any options to purchase shares of Common Stock that are exercisable within sixty (60) days of the date hereof. The Reporting Person beneficially owns 6.3% of the shares of Common Stock outstanding, assuming 22,711,069 shares of Common Stock outstanding (based on disclosure in the Issuer’s Annual Report on Form 10-K filed with the SEC on March 29, 2021).

In addition, the Reporting Person was issued 500,000 restricted shares of Common Stock of the Issuer on September 5, 2018. These restricted shares vest on March 28, 2024 and do not permit the Reporting Person to vote these shares until they have vested. Furthermore, until these restricted shares have vested, any dividends or any other rights to participate in any capital adjustment applicable to all holders of Common Stock shall be deposited with the Issuer and subject to the same restrictions as the restricted shares themselves. As such, the Reporting Person does not exercise voting or investment control over these restricted shares but does have the opportunity, directly or indirectly, to profit or share in any profit derived from a transaction applicable to these restricted shares.

(b) The Reporting Person has sole voting and dispositive power with respect to the indicated shares of Common Stock.

(c) On March 31, 2021, the Issuer granted 1,000,000 restricted shares to the Reporting Person, 200,000 of which vested immediately and 800,000 of which vest equally in 100,000 share tranches every September 5, until 2028. The restricted shares were granted for no consideration. Other than as described herein, no transactions in the shares of Common Stock of the Issuer have been effected by the Reporting Person in the last sixty (60) days.

CUSIP No. 496904202	SCHEDULE 13D	Page 4 of 5

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

As the Issuer’s Chief Executive Officer, President and Director, the Reporting Person has in the past and may receive in the future compensation in the form of Common Stock, options, restricted shares or other securities convertible into Common Stock. Other than as described herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

None.

CUSIP No. 496904202	SCHEDULE 13D	Page 5 of 5

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 2, 2021

/s/ John T. Fitzgerald
John T. Fitzgerald